NEPTUNE
MARINE



0 82-34919



31 July 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA



Dear Filing

**NEPTUNE MARINE SERVICES LIMITED ASX ANNOUNCEMENTS**

Please find attached May 2006 ASX announcements for Neptune Marine Services Limited. These documents relate to a submission by Neptune under Rule 12g3-2(b).

Yours sincerely
NEPTUNE MARINE SERVICES LTD

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

Christian Lange
Managing Director

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*


RECEIVED
AUG 14 2006
PROCESSING
WASH, D.C.
213
SECTION

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

| NEPTUNE MARINE SERVICES LIMITED |
|---|

ABN

| 76 105 665 843 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

***Questions 1 to 10 Not Applicable***

## Part 2 - Bonus issue or pro rata issue

***Questions 11 to 33 Not Applicable***

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

*Questions 35 to 37 - Not Applicable*

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | **26,520** |
| 39 | Class of +securities for which quotation is sought | **Ordinary fully paid shares** |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | **Yes** |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | **Exercise of listed options at 20 cents each (expiry date: 31 December 2010)** |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| **34,057,021** | **Ordinary fully paid shares** |
| **23,983,355** | **Options exercisable at 20 cents each on or before 31 December 2010** |

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: **10 July 2006**
Company secretary

Print name: **Mr Kim Hogg**

== == == == ==

+ See chapter 19 for defined terms.

# Appendix 3Y

## Change of Director's Interest Notice (amended)

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | **Neptune Marine Services Limited** |
|---|---|
| ABN | **76 105 665 843** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | **Cathryn Curtin** |
|---|---|
| Date of last notice | **14 November 2005** |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | **Indirect.** |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Eladin Pty Ltd as trustee for Eladin Family Trust.**<br><br>**Ms Curtin is a director of the company which is the registered holder.** |
| Date of change | **30 June 2006** |
| No. of securities held prior to change | **55,000 ordinary fully paid shares;**<br><br>**300,000 options exercisable at 25 cents each on or before 30 June 2006.** |
| Class | **Options** |
| Number acquired | **Nil** |
| Number disposed | **300,000** |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | **Nil** |

+ See chapter 19 for defined terms.

| | |
|---|---|
| No. of securities held after change | **55,000 ordinary fully paid shares.** |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Expiry of unlisted options on 30 June 2006** |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| Detail of contract | **Not Applicable** |
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Neptune Marine Services Limited |
|---|---|
| ABN | 76 105 665 843 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Christian Lange |
|---|---|
| Date of last notice | 26 April 2006 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Direct or indirect interest | Indirect |
|---|---|
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Christian Lange and Anne-Marie Lange as trustees for the AM & CM Lange Super Fund.<br><br>Mr Lange is joint trustee of the Super Fund. |
| Date of change | 30 June 2006 |
| No. of securities held prior to change | 4,000 ordinary fully paid shares;<br>1,000,000 options exercisable at 53 cents each on or before 28 February 2016. |
| Class | Ordinary fully paid shares. |
| Number acquired | 57,376. |
| Number disposed | Nil. |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | Average of $0.324 per share. |

+ See chapter 19 for defined terms.

| | |
|---|---|
| No. of securities held after change | **61,376 ordinary fully paid shares;**<br>**1,000,000 options exercisable at 53 cents each on or before 28 February 2016** |
| Nature of change<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **On-market trade.** |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| Detail of contract | **Not Applicable** |
| Nature of interest | |
| Name of registered holder<br>(if issued securities) | |
| Date of change | |
| No. and class of securities to which interest related prior to change<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| Interest acquired | |
| Interest disposed | |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| Interest after change | |

*+ See chapter 19 for defined terms.*



**Media/ ASX Release** **5 July 2006**

# Neptune Marine wins major Ship repair project

- International shipping company awards Neptune Marine emergency ship repair contract
- Contract expected to be largest single ship repair project
- Enhances potential for its flagship underwater dry-weld technology (NEPSYS) overseas
- Creates Business Development Unit in Aberdeen
- Strengthens capability to deliver NEPSYS in line with ***Strategy for Growth***

Neptune Marine services announced today that it has been selected to provide its core underwater welding technology, on a partially laden 70,000 DWT panamax coal carrier, at Gladstone, North Queensland.

The vessel, owned by an international shipping company was loading coal in Gladstone, when a substantial crack was discovered along a transverse weld on the underwater hull. The class society, Lloyds Register, and the Australian Maritime Safety Authority were alerted to the situation, loading was halted, and the vessel was detained in the port of Gladstone pending repair of the defect.

Neptune was initially asked to provide urgent advice on the repair and were subsequently contracted to undertake the repair. Lloyds Register approved the NEPSYS repair solution and Neptune rapidly mobilised, arriving on-site within 24 hours.

The ship's managers and owners sought a timely and cost effective solution. Neptune's technology enables the repairs to be carried out in-situ, with minimum mobilisation time, and with significantly less impact to the commercial operating schedule of the vessel.

"Given the extent of the damage, we anticipate this to be Neptune's largest ship repair project to date," said Neptune's Managing Director, Christian Lange.

"One of Neptune's priorities, announced in our ***Strategy for Growth***, is to build on the potential for NEPSYS in both local and overseas markets. This latest project highlights that the technology is becoming much more widely used in the maritime sector. We expect this growth to continue as the industry becomes increasingly aware of its capability and Neptune's successful track record."

The project to repair this ship follows on the successful completion of recent projects including the repair of vessels in Port Kembla and Tasmania, as well



as Neptune's ongoing projects with the Royal Australian Navy and marine infrastructure.

Neptune also announced that it is establishing a Business Development unit in Aberdeen, Scotland, to support the substantial subsea inspection, repair and maintenance (IRM) market in the North Sea. The company has appointed Fiona Davies, a former spokesperson for the International Energy Agency in Paris, as its European Business Development Manager.

"Neptune is committed to expanding its geographical footprint into the major offshore markets. This initiative is consistent with that goal and is expected to deliver sound returns in the short term. The feedback from potential customers has been favourable with Neptune quoting on several opportunities in the oil & gas sector." Mr Lange said.

-ends-

*Neptune Marine Services project manages and delivers quality sub sea inspection, repair and maintenance services to the Oil & Gas, Defence and Maritime industries.*

*Our flagship underwater dry-weld technology (NEPSYS) delivers permanent superior quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime.*

**MEDIA CONTACTS:**

**Christian Lange**
**Managing Director**
**Neptune Marine Services Limited**
**T: (08) 9226 5722**


MARINE

ACN 105 665 843

11 July 2006

Dear Shareholder

The enclosed documents are important and I urge you to give them your full consideration.

**Offer to Participate in the Neptune Marine Services Limited Share Purchase Plan ("Offer")**

I am pleased to confirm that your Board of Directors has decided to introduce a Share Purchase Plan (**"the Plan"**) which will enable eligible shareholders in the Company, irrespective of the size of their shareholding, to purchase up to $5,000 worth of shares in Neptune Marine Services Limited (**"Neptune"** or **"Company"**) without brokerage costs and at a discount to the current market price.

The formal details of the Plan are set out in the attached Terms of the Neptune Marine Services Limited Share Purchase Plan, and I urge you to read it in its entirety before you decide whether to participate. An application form is also attached should you wish to apply for shares under the Plan pursuant to this Offer.

The right to participate in this initial Offer made under the Plan is available exclusively to persons who were registered as holders of fully paid ordinary shares in Neptune at 5pm (WST) on the record date of 7 July 2006 and whose registered address was in Australia or in any other jurisdiction in which it is lawful and practical for the Company to offer shares under the Plan. The offer is non-renounceable and the right to apply for shares cannot be sold or otherwise disposed of.

As an incentive for shareholders, the purchase price of the new shares to be issued under the Plan has, on this occasion, been set at 32 cents each, which is a 15% **discount** to the average market price (as defined in ASX Listing Rules) of Neptune's shares on the ASX over the 5 trading days immediately prior to 10 July 2006 (being the date on which the shares are offered under the Plan).

The Directors of Neptune intend to subscribe for shares under the Plan with respect to their own shareholdings for the purpose of this Offer.

**Additional information and key dates**

If you would like to participate in the Plan, please return your completed application form, together with your cheque representing the purchase price for the number of shares you wish to acquire, **on or before the closing date of 25 July 2006.**

Please note that the maximum investment per shareholder is **$5,000**. The following table sets out the alternative amounts investors can apply for under this Offer:

| | Investment Amount | No. of shares @ $0.32 | |
|---|---|---|---|
| Offer A | $1,500 | 4,688 | Minimum amount |
| Offer B | $3,000 | 9,375 | |
| Offer C | $5,000 | 15,625 | Maximum amount |

The Offer under the Plan is limited to 30% of the ordinary shares on issue as at 7 July 2006. If applications under the Plan are received totaling more than this amount, applications will be scaled back on a pro-rata basis. Shareholder approval is not required to issue shares under the Plan.

Shares allotted under the Plan will be issued no later than 28 July 2006.

*If you have any questions on the proposed Plan, please call the Company's office on (61-8) 9226 5722 during normal business hours.*

Yours sincerely

**Christian Lange**
*Managing Director*

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843

Level 16 140 St Georges Terrace, Perth, WA 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au


NEPTUNE
MARINE

# TERMS OF THE NEPTUNE MARINE SERVICES LIMITED SHARE PURCHASE PLAN


NEPTUNE
MARINE

# TERMS OF THE NEPTUNE MARINE SERVICES LIMITED SHARE PURCHASE PLAN

## 1 DEFINITIONS

In this Plan, unless the context otherwise indicates:

**ASX** means the Australian Stock Exchange Limited;

**Board** means the board of directors of the Company;

**Closing Date** means the date determined by the Board to be the closing date of an Offer;

**Company** means Neptune Marine Services Limited ABN 76 105 665 843;

**Eligible Members** means members of the Company eligible to participate in an Offer as determined under clause 2;

**Offer** means a non-renounceable offer of Shares to Eligible Members made under the Plan from time to time;

**Plan** means the Neptune Marine Services Limited Share Purchase Plan approved by the Board from time to time;

**Purchase Price** means the subscription price for each Share determined in accordance with clause 3 and specified in each Offer;

**Record Date** means the date specified as such in an Offer;

**Shares** means fully paid ordinary shares in the Company; and

**Terms** means these terms of the Plan.

## 2 ELIGIBILITY TO PARTICIPATE

2.1 The members of the Company who will be eligible to apply for Shares under an Offer (the "**Eligible Members**") are those who:

- are recorded in the Company's register of members at 5pm on the relevant Record Date for that Offer; and
- have an address (as recorded in the Company's register of members) in a jurisdiction in which it is lawful and practical for the Company to offer and issue Shares under the Plan (in the reasonable opinion of the Board).

An Offer does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer.

2.2 In response to an Offer, Eligible Members:

(a) must apply for a minimum of $500 worth of Shares (based on the Purchase Price for that Offer) or such other minimum as specified by the Board from time to time in any Offer;

(b) may only apply for Shares in multiples of $100 (based on the Purchase Price for that Offer) or such other multiple as specified by the Board from time to time in any Offer; and

(c) may only apply for such number of Shares that will result in the total Purchase Price for that Offer when aggregated with the total Purchase Price paid in response to all other Offers in the 12 month period prior to the date of that Offer not exceeding $5,000 worth of Shares (based on the Purchase Price of each relevant Offer). This limit will apply even if a member receives more than one offer from the Company (for example, because the member is a joint holder of the shares or because the member holds more than one shareholding under separate share accounts).

2.3 All Offers made under the Plan are non-renounceable. This means the right to purchase Shares under the Offer cannot be transferred to anyone else.

2.4 Participation in the Plan by Eligible Members is optional and is subject to these Terms.

## 3. CALCULATION OF PURCHASE PRICE

3.1 The Purchase Price of Shares under an Offer shall be a price per Share being equal to a discount of up to 20% of the average market price (as defined in ASX Listing Rules) of Shares on the ASX over the last 5 days on which sales in the Shares were recorded before:

(a) the day the Offer was announced, or

(b) the day the Offer was made

as determined by the Board from time to time.

3.2 By accepting an Offer and applying for Shares under the Plan, each Eligible Member acknowledges that although the Purchase Price is a discount to the average market price of Shares on ASX during the period described in clause 3.1, Shares are a speculative investment and the price of Shares on ASX may change between the date of the Company announcing its intention to make an Offer and the date of issue of Shares under that Offer and that the price and/or value of the Shares received under the Plan may rise or fall accordingly. As a result, you should seek your own advice in relation to this Offer and your participation under the Plan.

## 4. TERMS OF ISSUE OF SHARES

4.1 The Board reserves the right to refuse an application (in whole or in part) if it considers that:

(a) the applicant is not an Eligible Member;

(b) the issue of those Shares would contravene any law or the ASX Listing Rules; or

(c) the applicant has not otherwise complied with the terms of the Plan.

If an application is refused in whole or in part, the application monies or the surplus application monies (as the case may be) will be refunded in full without interest.

4.2 Subject to clause 4.1, Shares will be issued and holding statements dispatched no later than 15 business days after the Closing Date stipulated in respect of an Offer.

4.3 From their date of issue, Shares allotted under the Plan will rank equally in all respects with the then existing fully paid ordinary shares in the Company.

4.4 The Company will apply for quotation on the ASX of Shares issued under the Plan within 10 days after their date of issue.

4.5 No brokerage, commissions, stamp duty or other transaction costs will be payable by Eligible Members in respect of an application for, and an issue of, Shares under the Plan.

4.6 The issue of Shares under this Plan over and above 30% of the number of the Company's Shares already on issue is conditional upon ASX granting the Company a waiver from Listing Rules 7.1 and 10.11.

4.7 By completing the application form for Shares under the Plan, Shareholders must warrant and certify that the aggregate of the application price for Shares the subject of the application and any other shares and interests applied for under a similar arrangement in the 12 months prior to the proposed date for issue of the Shares under the Plan does not exceed $5000. The Company reserves the right to reject any application for Shares where it believes this rule has not been complied with or where an acceptance may breach any law.

## 5. GENERAL

5.1 The Plan will be administered by the Board or a committee of the Board and will have an absolute discretion to:

(a) determine appropriate procedures for administration of the Plan consistent with these Terms;

(b) resolve conclusively all questions of fact or interpretation arising in connection with the Plan or these Terms; and

(c) delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of their powers or discretions under the Plan or these Terms.

5.2 The Plan and these Terms may be suspended, terminated or amended at any time by the Board. To purchase Shares under the Plan, please complete and sign the Share Purchase Plan Application Form.

5.3 These Terms are governed by and construed in accordance with the laws for the time being in force in the State of Western Australia.

5.4 The total number of Shares issued under the Plan must not exceed 30% of the number of Shares on issue as at 5pm WST on the Record Date. Accordingly, if applications are received under the Offer for more than 30% of the number of shares on issue as at the Record Date, the Company will scale back applications on a pro rata basis.

************************



## Neptune Marine Services Ltd

ABN 76 105 665 843

Computershare

**Please return completed form to:**
Computershare Investor Services Pty Limited
GPO Box D182
Perth WA 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

**A**

000001
000
NMS
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

**Use a black pen. Print in CAPITAL letters inside the grey areas.**



A B C



1 2 3


# Share Purchase Plan Application Form

**IMPORTANT:**

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional advisor.

**Securityholders eligible to participate in the Share Purchase Plan ("SPP") may select one only of the following offers to purchase shares in Neptune Marine Services Limited.**



Entitlement Number: <xxxxxxxxxx>

| Securityholder Entitlement details | |
|---|---|
| Subregister | XXX,XXX,XXX |
| Record Date | 7 July 2006 |

## Offer Closes: 5.00pm (WST) on 25 July 2006

By making your payment, you agree to be bound by the Constitution of Neptune Marine Services Limited and agree that the submission of this payment constitutes an irrevocable offer to you by Neptune Marine Services Limited to subscribe for Neptune Marine Services Limited Shares on the terms of the SPP. In addition, by submitting this Application Form you certify that the aggregate of the application price paid by you for:

- the Shares the subject of this Application Form; and
- any other shares and interests in the class applied for by you under the Share Purchase Plan or any similar arrangement in the 12 months prior to the date of submission of this Application Form, does not exceed $5,000.00.

## To be completed by Securityholder

**B** I/We wish to apply for the value of shares set out below in accordance with the terms and conditions of the Share Purchase Plan, as set out in the accompanying letter dated 10 July 2006.

**Please mark one box only**

**Offer A**



A$1,500.00
OR
4,688 of Shares

**Offer B**



A$3,000.00
OR
9,375 of Shares

**Offer C**

A$5,000.00
OR
15,625 of Shares

I/We enclose my/our payment for the amount shown above being payment of A$0.32 per new share. I/We hereby authorise you to register me/us as the holder(s) of the shares allotted to me/us, and I/we agree to be bound by the Constitution of the company.

**C** **Enter your contact details**

Contact Name

Telephone Number - Business Hours / After Hours

( )

## Cheque details - Make your cheque or bank draft payable to Neptune Marine Services Ltd Share Purchase Plan

**D**

| Drawer | Cheque Number | BSB Number | Account Number | Amount of cheque |
|---|---|---|---|---|
| | | | | A$ |
| | | | | A$ |

**See back of form for completion guidelines**

# How to complete this form

## Acceptance of the Share Purchase Plan offer

**A Registration Name(s)**

Your name and address as it appears on the Register of Neptune Marine Services Limited.

**B The Offer**

You can apply for shares to a maximum value of $5,000.00 in the denominations provided.

**C Contacts Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

**D Payment**

Make your cheque or bank draft payable to Nepute Marine Services Limited Share Purchase Plan in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with your selection made in selection B.

**Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Share Purchase Plan Form being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Form where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.**

## Lodgement of Share Purchase Plan

Share Purchase Plan Forms must be received at the Perth office of Computershare Investor Services Pty Limited by no later than 5.00pm WST on 25 July 2006. Return the Share Purchase Plan Form:



**By Mail:**
**Neptune Marine Services Limited**
**Computershare Investor Services Pty Limited**
**GPO Box D182**
**PERTH WA 6840**

**OR**



**In Person:**
**Computershare Investor Services Pty Limited**
**Level 2**
**45 St. Georges Terrace**
**PERTH WA 6000**

## Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

**If you have any enquiries concerning the Share Purchase Plan Offer please contact CIS on telephone 1300 557 010.**

This form may not be used to notify your change of address. For information, please contact CIS on 1300 557 010 or visit www.computershare.com (Certificated/Issuer Sponsored Holders Only).

**CHESS holders must contact their controlling participant to notify a change of address.**

1 S P P

N M S

**Please return the completed form in the envelope provided or to the address opposite:**

Computershare Investor Services Pty Limited
GPO Box D182
Perth WA 6840
Australia



Media Release 12 July 2006

# Neptune/Allied Diving Alliance secure Oil & Gas repair project with Apache Energy

- Joint marketing and business development delivers sub-sea inspection, repair & maintenance (IRM) project.
- Alliance strengthens joint capability, in line with ***Strategy for Growth***
- Neptune's and Allied's complementary services will deliver broader range of sub-sea IRM services
- Increases visibility in Oil & Gas sector

Subsea inspection, repair & maintenance services company, Neptune Marine Services (ASX: NMS) today announced that following a joint marketing effort between Allied Diving Services and Neptune Marine, Allied have secured a Oil & Gas maintenance project with Apache Energy, the Houston based Oil & Gas exploration and development company.

The project involves maintenance and repair of umbilical cabling used for the operation of hydraulic valves for a gas platform 2.5 km off the coast of Western Australia.

On May 29, Neptune announced its intention to acquire Allied for $2.125 million in cash and shares, and the transaction is expected to be completed shortly. In the meantime, the two businesses have been working together with the aim of securing larger repair and maintenance projects that draw on the skills and capabilities of both businesses.

In the past Allied would have managed the diving services component of the project, but with Neptune's support, the alliance has been able to compete for larger maintenance projects that involve vessel hire, engineering, diving, project management and surveying.

Neptune's Managing Director Christian Lange said this project was a direct example of how Neptune's recently announced strategy of building a fully integrated subsea IRM services company is starting to gain traction.

"Securing the Apache job gives us an early indication that the Allied acquisition supports Neptune's growth strategy"

"As a direct result of this initial alliance, which is in place before we complete the acquisition, we were able to gain visibility as an end-to-end provider of sub-sea IRM services, and to broaden our footprint on the Oil & Gas sector."



"Previoulsy, neither company would have been in a position to undertake the project in it's entirety. The Allied acquisition enables us to broaden our service cababilities to secure larger projects."

Allied principal Colin Murphy said: "We are already seeing the benefits of our relationship with Neptune. Neptune has supplemented our core strengths enabling us to take on a project in which we would normally have limited involvement."

"Phase 1 of our Strategy is gaining momentum. With a mix of acquisitions and organic growth, we are well placed to achieve our growth ambitions." Mr Lange said.

- ends -

*Neptune Marine Services project manages and delivers quality sub sea inspection, repair & maintenance (IRM) services to the Oil and Gas and Maritime industries.*

*Our flagship technology delivers long lasting, high quality in situ repairs to platforms, pipelines, vessels and marine infrastructure while minimising operational downtime through the only permanent, dry quality welding solution in a non-hyperbaric underwater environment.*

**AUDIO BROADCAST – Neptune Projects & Company Update**

Neptune Marine will also be holding an audio broadcast with Christian Lange, Managing Director who will be discussing this project and giving an update on the company.

*The presentation is available at www.boardroomradio.com at {12th July at 10:00am EST}*

**MEDIA CONTACTS:**

**Christian Lange**
**Managing Director**
**Neptune Marine Services Limited**
**T: (08) 9226 5722**


NEPTUNE
MARINE
ACN 105 665 843

24 July 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 1 4 2006
WASH, D.C.
213
SECTION

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

## Share Purchase Plan – extension of application period

The Company advises that the closing date for applications from shareholders has been extended to Friday, 4 August 2006.

The issue of shares under the Plan is expected to occur in the following week.

Further information concerning the Plan can be obtained from the Company.

**Kim Hogg**
*Company Secretary*

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 **ph:** +(618) 9226 5722 **fax:** +(618) 9226 0354 www.neptuneunderwaterwelding.com.au


NEPTUNE
MARINE

ACN 105 665 843

28 July 2006


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2006
WASH, D.C.
213
SECTION

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

## Letter to shareholders

In accordance with Listing Rule 3.17, we attach a copy of a letter sent to shareholders today advising of the extension of the closing date for applications under the Shareholder Purchase Plan to Friday, 4 August 2006.

**Kim Hogg**
*Company Secretary*



28 July 2006

Dear Shareholder

I am writing to you in relation to the Shareholder Share Purchase Plan (SPP) to inform you that the closing date has been extended from 25th July 2006 to Friday 4th August 2006, and to provide you with an update on the Company and how we intend to utilise the funds received from this phase of capital raising.

The funds raised from the SPP will be used to help execute on the Company's strategy by building on the success of the NEPSYS dry underwater welding technology, to evolve the organisation into a fully integrated subsea inspection, repair and maintenance (IRM) company focused on servicing the oil & gas industry and continuing to develop our very successful ship repair business.

We have identified a number of opportunities to build our business by acquiring capabilities that will enable us to deliver a broader range of services and provide a greater geographic footprint in our domestic operations. Similarly, we continue to look for opportunities to develop relationships and partnerships overseas that will allow us to fast-track our market penetration and growth.

The Allied Diving Services acquisition is the first step in enabling this strategy and has provided us with immediate opportunities with one of Australia's most aggressive oil & gas exploration, development and production companies. The real benefits of this relationship will provide Neptune Marine with significant internal capabilities to not only deliver on our present dry welding projects but also accelerate our focused strategy of penetrating and growing our portfolio of customers within the Australian energy sector.

Since we announced the Company's new strategic direction in April 2006, Neptune has:

1. Signed a Letter of Intent in May 2006, to acquire Allied Diving Services. This provides the first step in establishing Neptune's end-to-end capabilities and significantly broadens the Company's presence and service capabilities in the Oil & Gas sector. The business currently has annual revenue of $3 million and is expected to make an immediate contribution to Neptune's earnings.

2. The Company has completed several major ship repair projects, the latest of which was to a Panamax Coal Carrier in Gladstone, North Queensland. Neptune Marine was selected to provide its core underwater welding technology, on the partially laden 70,000 DWT Vessel. This latest project highlights that the technology is becoming much more widely used in the maritime sector. We expect this growth to continue as the industry becomes increasingly aware of the NEPSYS capability and Neptune's successful track record.

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843

Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au



3. Following a joint marketing effort between Allied Diving Services and Neptune Marine, Allied have secured an Oil & Gas maintenance project with Apache Energy, the Houston-based Oil & Gas exploration and development company. The project involves maintenance and repair of umbilical cabling used for the operation of hydraulic valves for a gas platform 2.5 km off the coast of Western Australia. In the past Allied would have managed the diving services component of the project, but with Neptune's support, the alliance has been able to compete for larger maintenance projects that involve vessel hire, engineering, diving, project management and surveying.

4. Established a Business Development unit in Aberdeen, Scotland, to support the substantial subsea inspection, repair and maintenance (IRM) market in the North Sea. The Company has appointed Fiona Davies, a former spokesperson for the International Energy Agency in Paris, as its European Business Development Manager. Neptune is committed to expanding its geographical footprint into the major offshore markets. This initiative is consistent with that goal and is expected to deliver sound returns in the short term. The feedback from potential customers has been favourable with Neptune quoting on several opportunities in the oil & gas sector.

5. Provided engineering support and emergency ship repair consulting to several badly damaged vessels within Australian territories and international waters. Neptune's ship hull and naval architect specialists have advised ship owners on damage limitation and temporary repair to enable the vessels to sail to safe harbour to effect extensive repairs to severely damaged hulls.

It is a very exciting time for the Company, and the management team here at Neptune Marine is aggressively implementing the "Strategy for Growth". We have a unique opportunity to build on Neptune's excellent reputation and create an organisation capable of capitalising on the burgeoning domestic and international energy, defence and marine markets.

I urge you to join us in support for the SPP and the ongoing development of your Company.

Yours sincerely,

**Christian Lange**
**MANAGING DIRECTOR**

NEPTUNE MARINE SERVICES LIMITED ACN 105 665 843
Level 16 140 St Georges Terrace, Perth, WA, 6000 ph: +(618) 9226 5722 fax: +(618) 9226 0354 www.neptuneunderwaterwelding.com.au